Exhibit 4.4

Free translation

DATA PROTECTION AGREEMENT

This Data Protection Agreement, dated as of December 17, 2020 (“Agreement”), is entered between:

(1)   Companhia Brasileira de Distribuição, publicly held company incorporated in Federative Republic of Brazil, with head office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antônio, nº 3142, Jardim Paulista, enrolled with CNPJ/ME under the No. 47.508.411/0001-56, herein represented by its legal representatives under its Bylaws (“CBD”); and

(2)   Sendas Distribuidora S.A., company for shares incorporated in Federative Republic of Brazil, with head office in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 0600, Jacarepaguá, enrolled with CNPJ/ME under the No. 06.057.223/0001-71, herein represented by its legal representatives under its Bylaws (“Sendas”).

CBD and Sendas are hereinafter referred to collectively as “Parties”, and individually and indistinctly as “Party”.

Whereas:

(A) The Parties entered into, on December 14, 2020, the Separation Agreement and Other Covenants (“Separation Agreement”) to regulate the terms and conditions necessary for the business and assets separation of Sendas and CBD, within the scope of the partial spin-off of CBD (“Spin-off”), so that Sendas ceases to be a company controlled by CBD, and the Parties begin to operate independently (“Business Separation”);

(B) As provided for in Section 5.2 of the Separation Agreement, the Parties currently share material and human resources, including software and computerized systems, as well as the databases of suppliers, employees and service providers, and the Parties subsequently have agreed, under Section 5.2.5 of the Separation Agreement, that all the aforementioned resources shall be segregated as soon as possible and, in any case, within a maximum period of 1 (one) year (“Transition Period”) from the date the Spin-off is approved by the special general meeting of CBD (“Effective Date of Spin-off”), with the final purpose of personal data processing by each of the Parties, in an independent and separated manner;

(C) The Parties are interested in regulating their respective personal data processing during the Transition Period to ensure the strict compliance with all Brazilian provisions, laws and rules that regulate the rights to privacy and protection of Personal Data, including, but not limited to, Law No. 13.709/2018 (“General Law of Personal Data Protection”, or “LGPD”), Law No. 12.965, of April 23, 2014 (“Internet Civil Framework”), Law No. 8.078, of September 11, 1990 (“Code of Consumer Protection”), Law No. 12.414, of June 9, 2011, as amended by Supplementary Law No. 166, of April 8, 2019 (“Positive Registry Law”), Law No. 12.527, of November 18, 2011 (“Access to Information Law”), and Decree No. 8,771, of May 11, 2016 (“Regulatory Decree of Internet Civil Framework” and, together with the other rules, the “Legislation”);

NOW, THEREFORE, the Parties resolve to enter into this Agreement, which shall be governed by the following mutually agreed terms and conditions.

1.	Definitions and Interpretation

1.1. Definitions. Any and all capitalized terms used in the Separation Agreement and this Agreement shall have the meanings assigned to them in this Section 1.1:

Database	means the structured set of personal data, established in one or several sites, in electronic or physical support;
Personal Data	means any information related to the identified or identifiable natural person.
Processing	means any operation carried out with Personal Data, such as those that refer to the collection, production, receipt, classification, use, access, reproduction, transmission, distribution, processing, filing, storage, elimination, information evaluation or control, modification, communication, transfer, diffusion or extraction;

2.	Personal data processing by the Parties

2.1. Personal Data Processing. The Parties agree, during and after the Transition Period, to perform the Personal Data processing always in strict compliance with the Legislation, especially when dealing with Personal Data of the other Party accessed through the shared database.

2.1.1.	The Parties shall ensure, during and after the Transition Period, appropriate means for Personal Data protection that is compatible with the Legislation, including, but not limited to, the adoption of appropriate administrative, technical and physical safeguards to protect Personal Data against: (i) reasonably anticipated threats or risks of privacy, security, integrity and/or confidentiality of Personal Data; (ii) accidental or unlawful destruction, loss, modification, disclosure or unauthorized access to Personal Data (including, without limitation, when such processing involves the transfer of Personal Data over a network); (iii) all other illegal forms of processing Personal Data; and (iv) security or privacy incidents.

2.1.2.	The Parties shall retain each other's data only for the period of time necessary to comply with their legal or contractual obligations, and/or specifically until the end of the Transition Period.

2.2. Sharing of Information. Without prejudice to any other provisions in the Transaction Documents, and except for any request relating to any pending or threatened claim of a Party and/or its Subsidiaries against the other Party and/or its Subsidiaries, each of the Parties shall make commercially reasonable efforts to provide the other Party and/or its respective Subsidiaries, when requested, at any time before or after the Effective Date of Spin-off, in the shortest possible time, any information and/or document that is under its control or possession, as well as access to Persons under its authority, for the purpose of (i) compliance with obligations by the Requesting Party and/or its Subsidiaries under any applicable Law, including without limitation, as a result of orders, (ii) being used by the Requesting Party and/or its Subsidiaries in administrative, arbitration and/or court proceedings, and/or (iii) compliance with the obligations of Requesting Party and/or its Subsidiaries under this Agreement or the other Transaction Documents, or under any agreements, contracts or commercial arrangements existing prior to the Effective Date of Spin-off. The Requesting Party shall use the respective information and/or document exclusively for the purposes set forth under this Section, and in strict compliance with applicable Law, including, without limitation, the LGPD.

2.2.1.   The provision of information and/or documents under this Section 2.2 shall not confer any right of ownership or license to the Requesting Party over the information and/or documents provided to it, and shall comply with the rules applicable to the sharing of Personal Data set forth in the LGPD, as the case may be.

2.2.2.  Except as otherwise provided for in the Transaction Documents, the Requesting Party shall reimburse the providing Party for any and all costs and expenses, if any, actually incurred in obtaining, preparing and/or providing the respective information, document or access to Persons, as applicable.

2.3. Personal Data Holders’ Requests. The Parties undertake, during the Transition Period, to jointly endeavor the best efforts to comply with requests that may be submitted by the personal data subjects pursuant to Chapter III of the LGPD, as well as any other exercise of right by a third party pursuant to the Legislation.

2.4. Privacy and Data Protection Policies. The Parties represent that they currently have joint Privacy and Data Protection Policies, and that, after the end of the Transition Period, the Parties shall have established individual and independent Privacy and Data Protection Policies for the purposes of duly complying with the Legislation.

3.	Violations of Personal Data and Mutual Indemnity Obligation

3.1. Obligation to notify personal data violation. The Parties agree that, during and after the Transition Period, the Party that gives cause to any personal data violation shall notify such occurrence to Agência Nacional de Proteção de Dados (the National Data Protection Agency) and/or other proper authorities pursuant to the Legislation.

3.1.1.	If the violation involves personal data collected by the other Party, the Party that causes the violation shall notify the other Party, within a period of 5 (days), counted from the date the violation is identified, so that the latter may take the necessary measures pursuant to the Legislation. A Party that causes the violation undertakes to endeavor the best efforts to provide all necessary assistance to the other Party, so that all measures are taken in order to mitigate and cure the damages that may arise from such violation, and to comply with the determinations by the National Data Protection Authority or other proper bodies, pursuant to the Legislation.

3.2. Mutual indemnity obligation. The Parties agree that, during the Transition Period, the Party that causes any administrative and/or court sanction, which may be imposed to the other Party as a result of personal data violation (“Indemnifiable Loss”), shall indemnify the injured Party in full.

3.3. Indemnification Procedures. In case of occurrence of an Indemnifiable Loss to be indemnified by any of the Parties, the Parties hereby agree that they shall follow the indemnification procedures determined in Sections 4.2, 4.3, 4.4 and 4.5 of the Separation Agreement, as applicable.

4.	Term of the Agreement

4.1. Term. The Parties resolve that this Agreement shall remain effective for a period of 24 (twenty-four) months, and may be terminated under the provisions of Section 8 of the Separation Agreement.

5.	General Provisions

5.1. Notices. All notices, demands, requests, consents, approvals, representations, deliveries or other communications under this Agreement shall be deemed valid and effective when they are made in writing and delivered (a) in person (upon protocol or proof of delivery), (b) by registered letter or recognized courier service (with acknowledged receipt request and postage confirmation), or (c) by email with delivery confirmation, to the following physical and electronic addresses:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Attn.: Chief Executive Officer, with a copy to the Legal Officer

Avenida Brigadeiro Luiz Antônio, nº 3142, Jardim Paulista, São Paulo/SP, Zip Code 01402-001

Email: jorge.faical@gpabr.com; marcelo.almeida1@gpabr.com

SENDAS DISTRIBUIDORA S.A.

Attn.: Chief Executive Officer, with a copy to the Chief Financial Officer

Avenida Aricanduva, nº 5.555 - Âncora "E", Central Administrativa Assaí (Shopping Interlar - Aricanduva), Vila Aricanduva, São Paulo/SP, Zip Code 03527-000

Email: belmiro.gomes@assai.com.br; daniela.sabbag@assai.com.br; c/c societario.assai@assai.com.br

5.1.1.   The delivery of any notice required under this Agreement may be waived by the Party to whom it is addressed. Any Party may change the address to which the notice shall be sent, by giving a written notice to the other Party in accordance with Section 5.1, and with respect to this provision, the notice shall be deemed received only upon recognition of such receipt by the recipient Party.

5.2. Specific Enforcement. The commitments and obligations by each of the Parties under this Agreement are subject to specific enforcement, in accordance with the Code of Civil Procedure (Law No. 13.105, of March 16, 2015, as amended and in force), and it is hereby agreed that the fixing of damages shall not constitute an adequate and sufficient redress. For this purpose, the Parties acknowledge that this Agreement, duly signed by two (2) witnesses, constitutes an extrajudicial enforcement instrument for all purposes of the Code of Civil Procedure.

5.3. Entire Agreement. This Agreement, together with the Separation Agreement and the other Transaction Documents, comprises all understandings between the Parties in relation to the subject matter of the Transaction Documents, and shall prevail over all agreements, understandings, statements, representations and warranties, oral or written, express or implied, existing between the Parties and their respective Affiliates, representatives and agents with respect to the subject matters of the Transaction Documents.

5.4. Waiver; Amendment. No waiver or termination of this Agreement, or any of the terms or provisions hereof, shall bind the Parties, except if confirmed in writing. No waiver by any of the Parties of any term or provision set forth in this Agreement or any default related to this instrument shall impact the rights of such Party, as from such date, to execute such term or provision or exercise any right or remedy in relation to any other default, whether similar or not. This Agreement may not be modified or amended, unless in writing and signed by the Parties.

5.5. Invalidity; Ineffectiveness. In the event that one or more provisions of this Agreement are considered void, voidable, invalid or ineffective, the validity, legality and enforceability of the other provisions contained in this Agreement shall in no way be affected and/or impaired by such event, remaining in full force and effect, as if such void, voidable, invalid or ineffective provision was not present.

5.6. Binding Effect. This Agreement is entered into in an irreversible and irrevocable basis, and constitutes legal, valid and binding obligations, to be enforceable and to inure to the benefit of the Parties and their respective Affiliates, successors and permitted assigns.

5.7. Assignment. The Parties may not assign or transfer this Agreement, in whole or in part, in any form, directly or indirectly, to any third party, without the prior written express consent of the other Party. This Agreement shall bind the Parties and their respective permitted successors and assignees thereof.

5.8. Compliance with the Agreement. Each of the Parties hereby guarantees compliance, and shall ensure their respective Subsidiaries, affiliates, officers, directors, employees, representatives and agents to comply with all their obligations, covenants and agreements under this Agreement and the other Transaction Documents, which shall be complied with by such Subsidiaries, affiliates, officers, directors, employees, representatives and agents. For the purposes of this Section, the Parties undertake to inform timely about the obligations, covenants and agreements pertaining to their Subsidiaries, affiliates, officers, directors, employees, representatives and agents.

5.9. Applicable law. This Agreement shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil.

5.10. Dispute Resolution. In the event of any disputes, conflicts, issues or disagreements of any nature arising out of this Agreement, the Parties shall comply with the provisions of Section 9.11 of the Separation Agreement.

São Paulo, December 17, 2020.

/s/ Christophe José Hidalgo	/s/ Jorge Faiçal Filho
Christophe José Hidalgo	Jorge Faiçal Filho
Interim CEO, CFO and Investor Relations Officer	Chief Retail Officer

Companhia Brasileira de DistribuiÇÃo

/s/ Daniela Sabbag	/s/ Belmiro de Figueiredo Gomes
Daniela Sabbag	Belmiro de Figueiredo Gomes
CFO and Investor Relations Officer	CEO

Sendas Distribuidora S.A.

Witnesses:

1.	/s/ Geovani Diogo Jardim de Sousa	2.	Vanessa Borges Rezende
	Name: Geovani Diogo Jardim de Sousa		Name: Vanessa Borges Rezende
	ID: 49.433.380-7		ID: 34.864.975-7
	CPF: 435.826.438-75		CPF: 305.858.878-02